Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 9, 2013

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1093
               Convertible & Income Portfolio of Funds, Series 18
                       File Nos. 333-190992 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1093, filed on September 4, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Convertible & Income Portfolio of Funds, Series 18 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. The "Principal Risks" section mentions senior loans. Please disclose in the "Principal Investment Strategy" section that the Trust may invest in senior loans.

      Response: The first sentence of the third paragraph has been revised to state: "The Closed-End Funds and ETF included in the trust's portfolio invest in convertible securities and debt securities, which may include senior loans and debt securities with short-term, medium-term and long-term maturities."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren